                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For the first and second quarters of 2004


                              AETERNA ZENTARIS INC.
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F          Form 40-F    X
                                    ------              ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes         No   X
                                     ------      ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                 DOCUMENTS INDEX


DOCUMENTS DESCRIPTION


-----------  -------------------------------------------------------------------
1.              Press Release of May 4, 2004 - AEterna Laboratories Reports
                First Quarter 2004 Financial and Operating Results

2.              Press Release of August 11, 2004 - AEterna Zentaris Reports
                Second Quarter 2004 Financial and Operating Results
-----------  -------------------------------------------------------------------

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


            AETERNA LABORATORIES REPORTS FIRST QUARTER 2004 FINANCIAL
                              AND OPERATING RESULTS


O    AETERNA CONSOLIDATED RESULTS
     O    REVENUES INCREASED 43% TO $58.4 MILLION
     O    OPERATING INCOME OF $1.6 MILLION
     O    NET LOSS PER SHARE REDUCED BY HALF TO $0.06 PER SHARE

O SUBSIDIARY ATRIUM SALES INCREASED 62% TO $45.8 MILLION AND NET EARNINGS INCREASED 119% TO $3.6 MILLION

ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY, CANADA, MAY 4, 2004 - AEterna Laboratories Inc. (TSX: AEL; Nasdaq:
AELA) today reported financial results for the first quarter ended March 31, 2004. Revenues for the first quarter 2004 were $58.4 million, an increase of 43% compared with $40.8 million for the same period in 2003. R&D expenses net of tax credits and grants decreased from $10.9 million in the first quarter of 2003 to $8.0 million in the first quarter of 2004, reflecting the realignment of the clinical development program initiated in December 2003, including the refocusing of the pipeline on perifosine and cetrorelix.

Operating income was $1.6 million for the first quarter of 2004, compared with an operating loss of $1.3 million for the same period in 2003, primarily reflecting strong revenue growth of 62% from the majority-owned subsidiary Atrium. The net loss for the first quarter 2004 was $2.6 million, or $0.06 per share, a decrease of nearly 50% compared with a net loss of $4.9 million or $0.12 a share for the same period in 2003.


Commenting on the Company's first quarter results, Gilles Gagnon, AEterna's President and Chief Executive Officer, said, "We are very pleased by the financial results and strategic achievements we've had in the first quarter of 2004. The significant increase in revenues was driven by strong performances from all our sectors of activity. On the strategic front, we continued to advance and expand our rich product portfolio. We entered into development and marketing alliances with Roche for Impavido(R) and with Solvay Pharmaceuticals for our orally-available LHRH antagonist peptidomimetic. We also had an exciting development last week, with the announcement of positive results from six Phase II trials on cetrorelix in three indications: uterus myoma, endometriosis and benign prostatic hyperplasia. Our partner Solvay Pharmaceuticals is already planning for initiation of registration studies on cetrorelix. We believe these accomplishments continue to reflect the breadth and depth of our pipeline as well as the value of our international network of current and potential partners, which are two key components of our long-term growth strategy."



Dennis Turpin, AEterna's Vice President and CFO, added, "The Company's financial position remains solid, with over $52 million in cash and short-term investments, combined with the continued strong financial performance of both Atrium and Zentaris."

ATRIUM CONSOLIDATED FIRST QUARTER RESULTS

First quarter 2004 revenues for Atrium, AEterna's majority-owned subsidiary, were $45.8 million, an increase of 62% compared with $28.3 million in revenues for the comparable period in 2003. Operating income was $6.1 million during the quarter, compared with $3.5 million for the same period in 2003, representing a 72% increase. Net earnings increased 119% to $3.6 million, compared with $1.6 million for the same period in 2003. The increase reflects the combination of internal growth as well as growth driven by acquisition of Chimiray/Interchemical and Pure Encapsulations Inc., completed in August 2003 and March 2004, respectively.

FIRST QUARTER AND YEAR-TO-DATE 2004 HIGHLIGHTS

o ATRIUM ACQUISITION OF PURE ENCAPSULATIONS INC. - Atrium acquired Pure Encapsulations Inc., a US-based company specializing in the development, manufacturing and marketing of nutritional supplements to a network of some 36,000 physicians and other healthcare professionals, for $50 million. Pure Encapsulations Inc. had 2003 revenue of nearly $25 million.

o PARTNERSHIP WITH ROCHE FOR IMPAVIDO(R) - Agreement for the marketing, in Brazil, of Impavido(R) (miltefosine), the first oral treatment for leishmaniasis, a parasitic disease prevalent in tropical countries that affects over 12 million people worldwide.

o PARTNERSHIP WITH SOLVAY FOR ORAL LHRH ANTAGONIST - Agreement for the development of a novel, orally-bioavailable luteinizing hormone-releasing hormone (LHRH) antagonist peptidomimetic for non-malignant indications, including endometriosis, uterine myoma and benign prostate hyperplasia
     (HPB), as well as breast and prostate cancer. Upon signing, AEterna received a $5 million payment from Solvay.

o POSITIVE RESULTS FOR ZEN-014 - Disclosure of positive preclinical results with ZEN-014, a novel tubulin inhibitor, at the annual American Association for Cancer Research (AACR). ZEN-014 represents a new class of antiangiogenic compounds that may have significant potential as potent anticancer agents.

o INITIATION OF DOSE RANGING STUDY WITH ARDANA FOR EP-1572 - Initiation of a dose ranging study for this novel, orally-available peptidomimetic agent which could be used, among different indications, for the treatment of growth hormone deficiency disorders. AEterna received an undisclosed milestone payment from its development partner, Ardana Bioscience.

o EXPANDED PARTNERSHIP WITH ARDANA FOR TEVERELIX - Ardana acquired full global rights and was assigned the intellectual property relating to teverelix and the underlying microcrystalline suspension technology. In return, Zentaris received a substantial payment at signature, fixed annual guaranteed payments until 2006, as well as potential future income on sales of teverelix.

o POSITIVE PHASE II RESULTS FOR CETRORELIX - Announcement of positive results with cetrorelix (LHRH antagonist) in six Phase II trials in endometriosis, pre-surgical treatment of uterine myomas and benign prostatic hyperplasia
     (BPH). Solvay plans to initiate pivotal program with cetrotrelix.

CONFERENCE CALL INFORMATION

Management will be hosting a conference call for the investment community at 10:00 a.m. Eastern Time today, Tuesday, May 4, to discuss first quarter financial and operating results.

To participate in the live conference call by telephone, please dial 514-807-8791, 416-640-4127 or 800-814-4890. Individuals interested in listening to the conference call via the Internet may do so by visiting www.aeterna.com. A replay will be available on the Company's Web site for 30 days.

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc., along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including two marketed products and 14 other product candidates under development in oncology, endocrinology and infectious diseases. Cetrorelix (Cetrotide(R)) is sold in the U.S., Europe and several other countries to the IN VITRO fertilization market, and has positively completed six Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, the first orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

CONTACTS:

AETERNA LABORATORIES
MEDIA RELATIONS                             INVESTOR RELATIONS
Paul Burroughs                              Jacques Raymond
(418) 652-8525 ext. 406                     (418) 652-8525 ext. 360
(418) 573-8982 cell.                        (514) 703-5654 cell.
paul.burroughs@aeterna.com                  jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS                     EUROPE
Lippert/Heilshorn & Associates              Zentaris GmbH
Kim Golodetz                                Mathias Pietras
(212) 838-3777                              phone: + 49 69 42 602 3423
kgolodetz@lhai.com                          mathias.pietras@zentaris.de

Attachement: Financial summary

AETERNA LABORATORIES INC. (TSX: AEL; NASDAQ: AELA)
FINANCIAL SUMMARY
(in thousands of Canadian dollars, except share and per share data)

                                                                                             THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                      -----------------------------------
CONSOLIDATED RESULTS                                                                            2004             2003
                                                                                      -----------------------------------
Unaudited                                                                                         $                $
-------------------------------------------------------------------------------------------------------------------------
REVENUES                                                                                         58,449           40,813
                                                                                      -----------------------------------
OPERATING EXPENSES
Cost of sales                                                                                    37,128           23,220
Selling, general and administrative                                                               9,621            5,495
R&D costs, net of tax credits and grants                                                          7,953           10,916
Depreciation and amortization                                                                     2,163            2,503
                                                                                      -----------------------------------
                                                                                                 56,865           42,134
                                                                                      -----------------------------------
Operating income (loss)                                                                           1,584           (1,321)
Interest income                                                                                     494              937
Interest and financial expenses                                                                  (1,637)            (793)
Foreign exchange gain (loss)                                                                        417            ( 387)
                                                                                      -----------------------------------
INCOME (LOSS) BEFORE THE FOLLOWING ITEMS                                                            858           (1,564)
Current income taxes                                                                             (2,424)            (632)
Future income taxes                                                                                 784           (1,869)
Non-controlling interest                                                                         (1,768)            (825)
                                                                                      -----------------------------------
NET LOSS FOR THE PERIOD                                                                          (2,550)          (4,890)
                                                                                      -----------------------------------
Basic and diluted net loss per share                                                              (0.06)           (0.12)
                                                                                      -----------------------------------
Weighted average number of shares                                                            45,402,892       40,693,527
Issued and outstanding shares                                                                45,440,242       40,693,527



                                                                                               MARCH 31,     DECEMBER 31,
                                                                                      -----------------------------------
CONSOLIDATED BALANCE SHEETS                                                                        2004             2003
                                                                                      -----------------------------------
                                                                                                    $                $
-----------------------------------------------------                                 -----------------------------------
Cash and short-term investments                                                                  51,989           64,367
Other current assets                                                                             87,035           70,278
                                                                                      -----------------------------------
                                                                                                139,024          134,645
Long-term assets                                                                                203,821          161,134
                                                                                      -----------------------------------
Total assets                                                                                    342,845           295,779
                                                                                      -----------------------------------

Current liabilities                                                                              73,575           61,442
Deferred revenues                                                                                13,600           10,563
Convertible term loans and long-term debt                                                        69,773           35,052
Other long-term liabilities                                                                      31,542           32,649
Non-controlling interest                                                                         31,039           29,952
                                                                                      -----------------------------------
                                                                                                219,529          169,658
Shareholders' equity                                                                            123,316          126,121
                                                                                      -----------------------------------
Total liabilities and shareholders' equity                                                      342,845          295,779
                                                                                      -----------------------------------






AEterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5  T 418 652-8525  F 418 652-0881

                                                                          Quebec
                            AETERNA ZENTARIS                           Frankfurt





                                                PRESS RELEASE
                                                For immediate release






                  AETERNA ZENTARIS REPORTS SECOND QUARTER 2004
                         FINANCIAL AND OPERATING RESULTS



ALL AMOUNTS ARE IN CANADIAN DOLLARS

o    Consolidated revenues increased 69% to $65.8 million

o Consolidated operating income of $9.2 million and net earnings of $1.3 million

o Reported positive Phase II data for cetrorelix and Phase I data for perifosine

o 62% subsidiary Atrium generated $47 million in sales, an increase of 90%, $7.4 million in operating income, an increase of 131% and $4.1 million in net earnings, an increase of 154%


QUEBEC CITY, CANADA, AUGUST 11, 2004 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS) today reported financial and operating results for the second quarter ended June 30, 2004. Total revenue for the second quarter 2004 was $65.8 million, an increase of 69% compared with total revenue of $38.9 million for the same period in 2003. R&D expenses net of tax credits and grants decreased from $10.6 million in the second quarter of 2003 to $8.7 million in the second quarter of 2004, reflecting the streamlining of the clinical development program.

Operating income for the second quarter 2004 was $9.2 million, compared to an operating loss of $1.1 million for the second quarter 2003, primarily reflecting the strong revenue growth of 90% from the majority-owned subsidiary Atrium, and a non-recurrent $6.5 million milestone gained from Solvay Pharmaceuticals, the Company's worldwide (ex-Japan) exclusive development and marketing partner for cetrorelix. This milestone was triggered by Solvay's decision to proceed with further clinical development of cetrorelix. The Company's net earnings were $1.3 million for the second quarter of 2004, or $0.03 per share, compared with a net loss of $4.7 million, or $0.11 per share, for the comparable period in 2003. The profitability for this quarter is primarily a result of the non-recurrent milestone gained from Solvay.

"During the second quarter of 2004, we delivered a solid financial performance while also achieving our strategic objectives," said Gilles Gagnon, AEterna Zentaris President and Chief Executive Officer. "In addition to across-the-board strong financial performance from all our sectors of activity, we continued to advance our product pipeline and reported positive results on perifosine and cetrorelix, which support the ongoing and planned clinical development of these drug candidates in their respective indications. To that end, we are planning the initiation of Phase II trials on perifosine in combination with radiotherapy, while further clinical development of cetrorelix in endocrine therapy is being planned with our partner Solvay Pharmaceuticals. We believe that our accomplishments in the recent months have established a sound foundation for us to continue to grow our business and to achieve our objectives for the remainder of 2004."

Dennis Turpin, AEterna Zentaris' Vice President and CFO, added, "With over $64 million in cash and short-term investments, as well as our continued strong financial performance, we are in an excellent financial position to continue to carry out our business plan."

ATRIUM BIOTECHNOLOGIES' SECOND QUARTER RESULTS

Second quarter 2004 operating results for Atrium, AEterna Zentaris' 62% owned subsidiary, included, for the first time, full three months of operations from US-based Pure Encapsulations which was acquired in March 2004. During the second quarter of 2004, sales for Atrium were $47 million, an increase of 90% compared with $24.7 million in sales for the comparable period in 2003. Operating income was $7.4 million during the quarter, compared with $3.2 million for the same period in 2003, representing a 131.8% increase. Net earnings increased 154.3% to $4.1 million, compared with $1.6 million for the same period in 2003. The increase reflects the combination of internal growth, as well as growth driven by the acquisition in March 2004 of Pure Encapsulations Inc., as well as of Chimiray/ Interchemical and Siricie in the second half of 2003. "The recent acquisition of Pure Encapsulations Inc. and its successful integration brought us an important strategic presence in USA in the field of nutritional supplements dedicated to healthcare professionals and largely contributed to deliver this growth," said Luc Dupont, President of the Executive Committee and CEO of Atrium Biotechnologies Inc. "We intend to continue to aggressively pursue our acquisition strategy."

SECOND QUARTER 2004 HIGHLIGHTS

     > POSITIVE PHASE II RESULTS FOR CETRORELIX IN ENDOMETRIOSIS, UTERINE MYOMA AND BENIGN PROSTATE HYPERPLASIA - Favorable data continues to support the ongoing and planned clinical development of cetrorelix

     > POSITIVE PHASE I RESULTS FOR PERIFOSINE IN COMBINATION WITH RADIOTHERAPY IN CANCER - Results support the planned initiation of Phase II trials on perifosine in combination with radiotherapy

     > NEW AGREEMENT WITH ARDANA BIOSCIENCE FOR LHRH ANTAGONIST TEVERELIX IN PROSTATE CANCER

     >    NAME CHANGE TOAETERNA ZENTARIS AND ADDITION TO THE NASDAQ BIOTECH
          INDEX

     > ATRIUM REVENUES OF $47 MILLION, AN INCREASE OF 90% AND NET EARNINGS OF $4.1 MILLION, AN INCREASE OF 154.3%

AETERNA ZENTARIS SIX-MONTH CONSOLIDATED FINANCIAL RESULTS

Total revenue for the first half of 2004 increased 56% to $124.3 million, compared with $79.7 million for the first half of 2003. The Company reported a year-to-date 2004 operating income of $10.8 million, compared with an operating loss of $2.4 million for the comparable prior-year period. The operating income in 2004 increased 100.5% to $13.5 million compared with $6.7 million for the same period in 2003. Net loss for the first six months of 2004 was $1.2 million, or $0.03 per share, compared with a net loss of $9.6 million, or $0.23 per share, for the first six months of 2003.

ATRIUM SIX-MONTH FINANCIAL RESULTS

For the six-month period ended June 30, 2004, Atrium sales were $92.8 million compared to $53 million in 2003, representing a 75.3% increase. The operating income increased 100.5% to $13.5 million, compared to $6.7 million for the same period in 2003. Net income increased 136.8% to $7.7 million, compared to $3.2 million for the same period in 2003.

OUTLOOK 2004

The Company's specific goals for the remainder of 2004 include:

     - Initiate Phase II trials on perifosine in combination with radiotherapy

     - Report preliminary monotherapy Phase II data on perifosine from multiple North American trials

     -    Develop new perifosine analogs

     -    Advance one or more preclinical compounds into Phase I clinical trials

     -    Report Phase II data on cetrorelix in BPH

     -    Advance clinical development of cetrorelix with Solvay

     - Pending marketing approval for Cetrotide(R) in Japan for IN VITRO fertilization

CONFERENCE CALL INFORMATION

Management will be hosting a conference call for the investment community beginning at 10:00 a.m. Eastern Time today, Wednesday, August 11, to discuss second quarter financial and operating results and to answer questions.

To participate in the live conference call by telephone, please dial 514-807-8791, 416-640-4127 from Canada or 800-814-4941 from outside Canada.
Individuals interested in listening to the conference call via the Internet may do so by visiting www.aeternazentaris.com. A replay will be available on the
                  -----------------------
Company's Web site for 30 days.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a biopharmaceutical company focused in oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes perifosine, an orally-active AKT inhibitor in several Phase II trials for multiple cancers, and cetrorelix, an LHRH antagonist already marketed for in vitro fertilization under the brand name Cetrotide(R), and also in advanced clinical development for the treatment of uterine myoma, endometriosis and benign prostatic hyperplasia (BPH).

AEterna Zentaris also owns 62% of Atrium Biotechnologies Inc., which develops, distributes and markets active ingredients, specialty fine chemicals, cosmetic and nutritional products for the cosmetics, chemical, pharmaceutical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its new Web site www.aeternazentaris.com.
                 -----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-


CONTACTS:

MEDIA RELATIONS                             INVESTOR RELATIONS
Paul Burroughs                              Jacques Raymond
(418) 652-8525 ext. 406                     (418) 652-8525 ext. 360
paul.burroughs@aeternazentaris.com          jacques.raymond@aeternazentaris.com

U.S. INVESTOR RELATIONS                     EUROPE
Lippert/Heilshorn & Associates              Matthias Seeber
Kim Golodetz                                +49 69 42602 3425
(212) 838-3777                              matthias.seeber@zentaris.de
kgolodetz@lhai.com

AETERNA ZENTARIS INC. (TSX: AEZ; NASDAQ: AEZS)
FINANCIAL SUMMARY
(in thousands of Canadian dollars, except share and per share data)


                                                                   QUARTERS ENDED                   SIX MONTHS ENDED
                                                                      JUNE 30,                          JUNE 30,
                                                    ---------------------------------------------------------------------
CONSOLIDATED RESULTS                                             2004             2003             2004             2003
                                                    ---------------------------------------------------------------------
Unaudited                                                         $                $                $                $
-------------------------------------------------------------------------------------------------------------------------
REVENUES                                                       65,840           38,875          124,289           79,688
                                                    ---------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                  34,922           20,393           72,050           43,613
Selling, general and administrative                            10,712            7,030           20,333           12,942
R&D costs, net of tax credits and grants                        8,731           10,566           16,684           21,065
Depreciation and amortization                                   2,298            2,014            4,461            4,517
                                                    ---------------------------------------------------------------------
                                                               56,663           40,003          113,528           82,137
                                                    ---------------------------------------------------------------------
Operating income (loss)                                         9,177           (1,128)          10,761           (2,449)
Interest income                                                   288              226              782            1,163
Interest and financial expenses                                (2,095)          (1,295)          (3,732)          (2,088)
Foreign exchange gain (loss)                                      227            ( 971)             644           (1,358)
                                                    ---------------------------------------------------------------------
INCOME (LOSS) BEFORE THE FOLLOWING ITEMS                        7,597           (3,168)           8,455           (4,732)
Current income taxes                                           (8,484)          (1,474)         (10,908)          (2,105)
Future income taxes                                             4,160              816            4,944           (1,054)
Non-controlling interest                                       (1,943)            (842)          (3,711)          (1,667)
                                                    ---------------------------------------------------------------------
NET EARNINGS (LOSS) FOR THE PERIOD                              1,330           (4,668)          (1,220)          (9,558)
                                                    ---------------------------------------------------------------------
Basic and diluted net earnings (loss) per share                  0.03            (0.11)           (0.03)           (0.23)
                                                    ---------------------------------------------------------------------
Weighted average number of shares
          Basic                                            45,594,326       40,695,527       45,565,884       40,696,277
          Diluted                                          46,457,409       40,955,007       46,115,205       40,829,575
Issued and outstanding shares                                                                45,633,159       40,698,027


                                                                                              JUNE 30,       DECEMBER 31,
                                                                                      -----------------------------------
CONSOLIDATED BALANCE SHEETS                                                                       2004             2003
                                                                                      -----------------------------------
                                                                                                   $                $
-----------------------------------------------------                                 -----------------------------------
Cash and short-term investments                                                                  64,392           64,367
Other current assets                                                                             89,028           70,278
                                                                                      -----------------------------------
                                                                                                153,420          134,645
Long-term assets                                                                                212,596          161,134
                                                                                      -----------------------------------
Total assets                                                                                   366,016           295,779
                                                                                      -----------------------------------

Current liabilities                                                                              77,169           61,442
Deferred revenues                                                                                25,403           10,563
Convertible term loans and long-term debt                                                        71,566           35,052
Other long-term liabilities                                                                      31,479           32,649
Non-controlling interest                                                                         33,627           29,952
                                                                                      -----------------------------------
                                                                                                239,244          169,658
Shareholders' equity                                                                            126,772          126,121
                                                                                      -----------------------------------
Total liabilities and shareholders' equity                                                      366,016          295,779
                                                                                      -----------------------------------

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                            AETERNA ZENTARIS INC.


Date: August 13, 2004       By: /s/ MARIO PARADIS
---------------------           ------------------------------------------------
                                Mario Paradis
                                Senior Director, Finance and Corporate Secretary